B. Riley FBR, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Edwin Kim, Esq.

Re:	GAN Limited Registration Statement on Form F-l File No. 333-237372

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters of GAN Limited’s proposed initial public offering of its ordinary shares, we hereby join GAN Limited’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Monday, May 4, 2020, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that between April 27, 2020 and the date hereof, we have distributed approximately 860 copies of the Preliminary Prospectus, dated April 27, 2020 to prospective dealers, institutional investors and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

B. Riley FBR, Inc.

B. RILEY FBR, INC. as Representative of the several Underwriters

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Head of Capital Markets